Exhibit (3)
Abstract of the terms and memorandum of concern or interest under section 302 of the Companies Act, 1956.
Satyam Computer Services Ltd.
Regd. Office: 1-8-303/36, I Floor, Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Dear Shareholders,
Sub: Abstract of the terms and memorandum of concern or interest under section 302 of the Companies Act, 1956
The Board of Directors of the Company at its meeting held on May 22, 2009 appointed Mr. Vineet Nayyar, as the Whole-time director of the Company, not liable to retire by rotation, pursuant to the provisions of Sections 198,269,309 and 316 read with Schedule XIII of the Companies Act, 1956 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and subject to such sanctions and approvals as may be necessary, for a period of 5 (Five) years with effect from June 01, 2009 with such remuneration as may be recommended by the Board and approved by the shareholders in the ensuing Annual General Meeting.
BRIEF PROFILE
Mr. Nayyar, 70, is the Vice-Chairman, Managing Director and Chief Executive Officer of Tech Mahindra Limited.
Mr. Nayyar has led several organizations across various industries. In a career spanning over 40 years, Mr. Nayyar has worked with the Government of India, international multilateral agencies and in the corporate sector (both public and private). Mr. Nayyar started his career with the Indian Administrative Service and held a series of senior positions, including that of a District Magistrate, Secretary — Agriculture & Rural Development for the Government of Haryana and Director, Department of Economic Affairs, Government of India. He also worked with the World Bank for over 10 years in a series of senior assignments, including successive terms as the Chief for the Energy, Infrastructure and the Finance Divisions for East Asia and Pacific.
Mr. Nayyar was also the founding Chairman and Managing Director of the state owned Gas Authority of India and has served as the Managing Director of HCL Corporation Ltd and as the Vice Chairman of HCL Technologies Ltd. He was also a co-founder and Chief Executive Officer of HCL Perot Systems.
Mr. Nayyar received a master’s degree in development economics from Williams College, Massachusetts.
In addition to his responsibilities at Tech Mahindra, Mr. Nayyar’s principal directorships include his serving as a director on the boards of Kotak Mahindra Old Mutual Life Insurance Limited, The Great Eastern Shipping Company Limited, CanvasM Technologies Limited, Venturbay Consultants Private Limited, Mahindra United World College of India, and Tech Mahindra Foundation.
Pursuant to Section 302 of the Companies Act, 1956 an abstract of the terms of appointment of Mr. Vineet Nayyar as Whole-time director as contained in the Board resolution and the Memorandum of Concern or Interest of the Directors are furnished herewith: —
TERMS OF APPOINTMENT
(i)	Tenure — June 1, 2009 to May 31, 2014

(ii)	Remuneration — As may be recommended by the Board and approved by the shareholders in the ensuing Annual General Meeting.
MEMORANDUM OF CONCERN OR INTEREST OF THE DIRECTORS
None of the directors of the Company is concerned or interested in the appointment, except Mr. Vineet Nayyar.
INSPECTION
Relevant resolution passed by the Board is available for inspection by members at the Registered Office of the Company between 11.00 A.M and 1.00 P.M. on any working day.
The terms and conditions of appointment will be placed before the members for their approval at the ensuing Annual General Meeting.
By order of the Board of Directors
For Satyam Computer Services Ltd

Date: June 10, 2009	G Jayaraman
Place: Secunderabad	Company Secretary